March 23, 2018

Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated November 23, 2009 regarding the sale of shares of the Gerstein Fisher Multi-Factor Growth Equity Fund, our opinion dated December 19, 2011 regarding the sale of shares of the Gerstein Fisher Multi-Factor International Growth Equity Fund and our opinion dated March 22, 2013 regarding the sale of shares of the Gerstein Fisher Multi-Factor Global Real Estate Securities Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.